

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

Chamath Palihapitiya
Chief Executive Officer
Social Capital Suvretta Holdings Corp. I
2850 W. Horizon Ridge Parkway, Suite 200
Henderson, NV 89052

Re: Social Capital Suvretta Holdings Corp. I
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.15, 10.16, and 10.25
Filed February 14, 2022
File No. 333-262706

Dear Mr. Palihapitiya:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance